Exhibit 4.4 Summary of Employment Arrangements between Schering AG and Mr. Marc Rubin

Summary of Employment Arrangements

between Schering Aktiengesellschaft

and Marc Rubin

This English-language summary of the material terms of the employment arrangements in effect as of October 1, 2003 between Schering Aktiengesellschaft (the "Company") and Marc Rubin, Member of the Executive Board of the Company, is based on the terms of certain letter agreements between the Company and Mr.Rubin.

Term: Mr. Rubin was elected as Member of the Executive Board of the Company as of October 1, 2003. His current term will expire on September 30, 2006 with automatic extension for another two years unless the Supervisory Board revokes the appointment until March 31, 2006. The term of the employment arrangements described herein is concurrent with Mr. Rubin’s term.

Compensation: The aggregate remuneration of Mr. Rubin for 2005 is comprised of the following three elements:

Fixed Compensation:	EUR	540.000,00
Variable Compensation:	EUR	1.624.400,00	(determined by reference to earnings per share (EPS) exceeding the threshold value of EUR 0,636 per share)

Stock-Based Compensation:

Stock options granted	€ 201.800,00

Retirement: The Company will make a monthly pension contribution equal to 3 times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.

	Others	Euro
	Berlin/New Jersey cost of living	91.827,00
	Second housing (Berlin/New Jersey)	55.000,00

	Workers Comp	307,21
	Social Security (USA)	4.507,27
	Medicare (USA)	30.017,51

	Insurance (KUV)	890,88

Car	(USA)	14.947,67
	(Germany)	5.632,13
		20.579,80